Mail Stop 3561

October 23, 2008

By U.S. Mail and facsimile to (313) 235-6047

Anthony F. Earley, Jr.
Chairman and Chief Executive Officer
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

> **Re: DTE Energy Company**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2008**
> **File No. 001-11607**

Dear Mr. Earley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director